PE
8-1-02

02056093

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of August 2002

VERNALIS GROUP PLC
(Translation of registrant's name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Press release dated August 15, 2002 announcing the early completion anticipated for the Company's ongoing clinical trial of frovatriptan for use in preventing menstrual migraines.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2002

VERNALIS GROUP PLC

pp By: ______________________

Richard J. Robinski
Company Secretary

Vernalis

Press Release

15 August 2002

Frovatriptan menstrual migraine trial ahead of schedule

Vernalis Group plc ("Vernalis" LSE: VER) today announced that its clinical trial investigating the use of frovatriptan in the prophylaxis (prevention) of menstrual migraine will be completed ahead of schedule. The Company now expects to report summary findings from the study in early September 2002.

The trial, a multi-centre, double-blind, placebo-controlled crossover study in over 500 patients suffering from chronic menstrual migraine, was conducted at 34 centres in the United States. Interest in frovatriptan for this potential indication centres around its long half life (26 hours), which is substantially longer than that of other drugs in its class.

Frovatriptan is being marketed in the US by UCB and Elan, targeting neurologists and high prescribing primary care physicians (general practitioners). The Company is delighted by the positive feedback from physicians and patients, and plans to report on frovatriptan's successful US launch at its interim results presentation next month.

-ends-

This press release contains forward-looking statements, including statements regarding Vernalis' strategy and prospects. Statements that are not historical facts are based on Vernalis' current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis' actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis' future operating results include the following: Vernalis may not receive royalty revenues, milestone payments or other revenues when expected or at all, Vernalis' product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis' product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled "Risk Factors" in Vernalis' Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

Enquiries:

Vernalis Group plc		
Robert Mansfield	Chief Executive Officer	0118 977 3133
Peter Worrall	Finance Director	0118 977 3133
HCC DeFacto Group plc		
David Dible / Mark Swallow		020 7496 3300

For previous press releases please see the Vernalis website: www.vernalis.com

Vernalis Group plc
Oakdene Court 613 Reading Road Winnersh Wokingham Berkshire RG41 5UA UK
Tel: +44 (0)118 977 3133 Fax: +44 (0)118 989 9300 e-mail: admin@vernalis.com www.vernalis.com

Notes to Editors

Vernalis

Vernalis is an integrated biopharmaceutical company that discovers, develops and commercialises drugs to treat central nervous system diseases, obesity and diabetes. The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in neurological, psychiatric and eating disorders. In 2002 Vernalis has seen the successful US launch of its most advanced product, frovatriptan for the acute treatment of migraine.

The Vernalis portfolio includes product candidates targeting sexual dysfunction, obesity, diabetes, Parkinson's disease, depression, anxiety and neuropathic pain. Vernalis shares trade on the London Stock Exchange (VER) and the website is located at www.vernalis.com.